UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

First Choice Bancorp

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

31948P104

(CUSIP Number)

Ms. Lynn Hopkins

17785 Center Court Drive N, Suite 750, Cerritos, CA 90703

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31948P104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Hui
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 658,174
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 658,174
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.61%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 31948P104	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

Common Stock, no par value per share

First Choice Bancorp (the “Issuer”)

17785 Center Court Drive N, Suite 750,

Cerritos, CA 90703

Item 2. Identity and Background.

a. This statement is filed by Peter H. Hui, as the record owner of the shares. The foregoing person are hereinafter sometimes referred to collectively as the “Reporting Person”

b. The authorized address to receive notices and communications is 17785 Center Court Drive N, Suite 750, Cerritos, CA 90703.

c. The principal occupation of Mr. Peter H. Hui is as a President of Hospitality Unlimited Investments. Mr. Peter H Hui is also the Chairman of the Board of First Choice Bancorp. In collaboration with the chief executive officer (CEO) and other board members, he will provide governance and strategic leadership to First Choice Bancorp.

d. During the last five years, none of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the last five years, none of the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Reporting Person are citizens of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

The funds to be used by the Reporting Persons to purchase Common Stock for First Choice Bancorp is his personal funds. The Reporting Person anticipates that future purchases of the Issuer’s securities, if any, will be made using cash available to the Reporting Person.

Item 4. Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Person is for investment. The Reporting Person may acquire additional shares of Common Stock or dispose of shares if it deems such transaction to be financially advantageous. He also reserves the right to change such intent if circumstances change.

CUSIP No. 31948P104	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

a.

As of the close of business on February 20, 2019, the Reporting Person beneficially owns 658,174 shares of Common Stock, which represents approximately 5.61% of the Issuer’s outstanding shares of Common Stock.

The percentage ownership of shares set forth in this Statement is based on the 11,726,074 shares of Common Stock reported by the Issuer as outstanding in the Issuer’s press release setting forth the financial results for the fourth quarter and full year of 2018 on Form 8-K filed with the Securities and Exchange Commission on January 28, 2019.

b.	(i) Mr. Peter H. Hui has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of 658,174 of the shares of Common Stock beneficially owned by him.

c.

From December 22, 2018 through February 20, 2019, the transactions effected by the Reporting Person in the past sixty days is disclosed below. During this time period, the Issuer granted to the Reporting Person, Mr. Peter H. Hui, restricted stock awards representing rights to acquire 3,750 shares of Common Stock issuable upon the vesting of restricted stock awards on the first anniversary of granting date.

Date	Acquired or Disposed Of	Number of Shares	Price per Share
December 28, 2018	Disposed of (Gifting)	9,000	$0.00
February 5, 2019	Acquired from Issuer	3,750	$0.00

d.	Only the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 31948P104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By

/s/ Peter H. Hui
Name: Peter H Hui

February 21, 2019